Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-139704

SUPPLEMENT NO. 6
DATED JANUARY 29, 2009
TO THE PROSPECTUS DATED JUNE 20, 2008
OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc. dated June 20, 2008, as supplemented by prospectus supplement no. 1 dated August 5, 2008, prospectus supplement no. 2 dated August 20, 2008, prospectus supplement no. 3 dated November 19, 2008, prospectus supplement no. 4 dated November 26, 2008 and prospectus supplement no. 5 dated December 17, 2008.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering; and

•	the acquisition and related financing of an assisted living facility containing approximately 75,000 square feet near Dallas, Texas.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our offering.  As of January 23, 2009, we had sold approximately 1,193,853 shares of common stock in our ongoing offering and raised gross offering proceeds of approximately $11.9 million.

Acquisition and Related Financing of Caruth Haven Court

On January22, 2009, we purchased an existing assisted living facility, Caruth Haven Court from SPH II Caruth, LP, a non-related party, for a purchase price of approximately $20.5 million.  The acquisition was funded with net proceeds raised from our ongoing public offering and a bridge loan obtained from Cornerstone Operating Partnership, L.P., an affiliated entity.

Caruth Haven Court consists of approximately 91 assisted living units in a 75,000 square foot building located on approximately 2.2 acres of land in the Highland Park area north of Dallas, Texas. The facility features well-appointed studio and one bedroom units and offers common areas, courtyards and personal service business for the convenience of residents.  The property is 91.3% occupied as of November 1, 2008, and has experienced average monthly occupancy of above 90% during the ten months ended October 30, 2008.  The average annual rent per square foot at the property is $118.73.

We do not intend to make significant renovations or improvements to the property and believe that the property is adequately insured. To qualify as a REIT, we cannot directly operate assisted-living facilities. Therefore, we have formed a wholly owned taxable REIT subsidiary, or TRS, and Caruth Haven Court will be operated pursuant to a lease with our TRS. Our TRS has engaged an unaffiliated management company to operate the assisted-living facility. Under the management contract, the manager has direct control of the daily operations of the property.

On January 22, 2009, in connection with the acquisition of the Caruth Haven Court, we entered into a $14 million acquisition bridge loan with Cornerstone Operating Partnership, L.P. Cornerstone Operating Partnership, L.P. is a wholly owned subsidiary of Cornerstone Core Properties REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. All of our officers are also officers of Cornerstone Core Properties REIT and one of our directors is also a director of Cornerstone Core Properties REIT. The terms of the acquisition bridge loan were approved by our independent board of directors, including by a majority of our independent directors, not otherwise interested in the transaction, as being fair, competitive and commercially reasonable and on terms no less favorable to us than loans between unaffiliated parties under the same circumstances. We paid a loan origination fee of 0.75% to the lender upon closing.

The loan matures on January 21, 2010, with no option to extend and bears interest at a variable rate of 300 basis points over prime rate for the term of the loan.  We may repay the loan, in whole or in part, on or before January21, 2010 without incurring any prepayment penalty.  Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment.

The loan is secured by a deed of trust on Caruth Haven Court, and by an assignment of the leases and rents payable to the borrower including, the rents payable under the lease described above between the borrower, as landlord, and Caruth Haven TRS, LLC, as tenant. As further security for the loan, the lender has been granted a security interest in rents from the property.

In evaluating this property and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing and planned competitive properties and price per square foot and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $11.1 million, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases. The real estate tax rate is 2.51%, and annual real estate taxes are projected to be approximately $279,000 for the initial year subsequent to the purchase.